March 6, 2017

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arconic Inc.

Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Elliott Associates, L.P., Paul E. Singer et al. (collectively, “Elliott”)

Filed February 27, 2017

File No. 1-03610

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by Elliott

Filed February 27, 2017

File No. 1-03610

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 3, 2017 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with Elliott and provide the following responses on its behalf. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the responses refer to pages of the Proxy Statement, and the defined terms used herein have the definitions given to them in the Proxy Statement.

General

1.	Please supplement the disclosure in the proxy statement to provide further detail regarding the consulting agreement with Mr. Lawson. Refer to Item 5(b) of Schedule 14A. In particular, please advise whether Mr. Lawson’s obligations under the consulting agreement may encompass activities prohibited by Mr. Lawson’s employment agreement with Spirit Aerosystems, Inc., including the non-compete and non-solicitation provisions therein.

March 6, 2017

Elliott acknowledges the Staff’s comment and has revised the Proxy Statement to provide further detail regarding the consulting agreement with Mr. Lawson. Please see page 38.

2.	Please ensure that the newarconic.com website complies with requirement in Exchange Act Rule 14a-12(a)(1). Currently such information can only be found by clicking on a hyperlink at the top of each web page. As noted in Securities Act Rules Compliance and Disclosure Interpretations 164.02 (Satisfying Legend Requirements via Hyperlink), “where an electronic communication is capable of including the required legend, along with the other information, without exceeding the applicable limit on number of characters or amount of text, the use of a hyperlink to the required legend would be inappropriate.”

Elliott acknowledges the Staff’s comment and its obligations under Exchange Act Rule 14a-12(a)(1). Elliott has revised the newarconic.com website to include a legend compliant with Exchange Act Rule 14a-12(a)(1) on each page of the website.

3.	We reissue prior comment 8. We note that the statement in the legend found on the newarconic.com website that “[n]either the Participants (as defined below) nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third party SEC or other regulatory filing or third party report.” We note that this disclaimer appears as a screenshot in the soliciting material filed with the Commission pursuant to Rule 14a-12 on February 27, 2017, and we anticipate that the newarconic.com website will continue to serve as soliciting material by the Elliott participants. As the Elliott participants are responsible for the accuracy of all information in their filings, this qualification is inappropriate to the extent it refers to information provided by the Elliott participants in soliciting materials. Please avoid making statements that imply that the inclusion of the information creates no legal liability exposure for the Elliott participants under the federal securities laws. Please revise the disclaimer on the website accordingly and ensure such disclaimer is corrected in all future solicitations.

Elliott acknowledges the Staff’s comment and has revised the newarconic.com website to delete the statement quoted above. Elliott will avoid making similar statements in the future.

*     *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely, /s/ Steve Wolosky Steve Wolosky

cc:	Dave Miller, Elliott Management Corporation
Richard Zabel, Elliott Management Corporation